FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Nokia has filed its “Other Information” document, the timetable of Nokia’s public exchange offer has been published and Nokia’s listing on Euronext Paris has been approved

Nokia Corporation

Stock Exchange Release

November 17, 2015 18:15 (CET +1)

Nokia has filed its “Other Information” document, the timetable of Nokia’s public exchange offer has been published and Nokia’s listing on Euronext Paris has been approved

Espoo, Finland – Following the clearance decision of Nokia’s proposed public exchange offer for Alcatel-Lucent by the French stock market authority (Autorité des Marchés Financiers, the “AMF”) on November 12, 2015, Nokia announced today that it has filed with the AMF its “Other Information” document. The filing, as required by the AMF’s General Regulation, relates to the legal, financial and accounting characteristics of Nokia. This document refers to Nokia’s English language listing prospectus dated October 23, 2015 relating to the proposed combination with Alcatel-Lucent (the “Listing Prospectus”), which was supplemented on November 16, 2015 and has been notified by the Finnish Financial Supervisory Authority to the AMF in accordance with the European passporting mechanism provided for in the EU Prospectus Directive. On November 17, 2015, Alcatel-Lucent has also filed its “Other Information” document relating to the legal, financial and accounting characteristics of Alcatel-Lucent.

The AMF also today published an opening notice of the French offer, and Euronext Paris published a notice summarizing the terms of the French offer and specifying its timetable and the closing conditions. The French offer will be open for 26 French trading days, from November 18, 2015 until and including December 23, 2015, and will be settled on January 7, 2016.

In addition, Euronext Paris announced today that it has approved the admission to listing and trading on the regulated market of Euronext in Paris of the 3 954 650 462 existing ordinary shares of Nokia. Such listing and trading will take place through the direct listing procedure and commence on November 19, 2015, at 9:00 am (CET). The reference price will be the closing price of Nokia’s shares on NASDAQ OMX Helsinki Ltd. (“Nasdaq Helsinki”) on November 18, 2015. All the existing Nokia shares will thereafter be listed on Nasdaq Helsinki, on Euronext Paris and, through American depositary shares, on the New York Stock Exchange.

Both Nokia’s and Alcatel-Lucent’s “Other Information” documents are available on Nokia’s website at http://company.nokia.com/en/investors/financial-reports/filings-related-to-the-alcatel-lucent-transaction.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

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Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s and Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the approval and passporting of Nokia’s listing prospectus and its supplement; the expected timeline of the exchange offer; and the listing of the existing Nokia shares on Euronext Paris. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: Nokia’s ability to comply with the relevant rules and regulations (including Euronext Paris rules); the success of the exchange offer; the performance of the global economy; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation

Statement on Schedule 14D-9 each as filed or will be filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).